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09059229

S MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockport Venture Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Cabot Street, Suite 10
(No. and Street)

Beverly (City) MA (State) 01915 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Bassinger (978) 969-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson + Co
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300 (Address) Wakefield (City) MA (State) 01880 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/16

OATH OR AFFIRMATION

I, Thomas Bassinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockport Venture Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

CAROL A. SCHROEDER
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKPORT VENTURE SECURITIES, LLC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

TONNESON & COMPANY CPAs PC

Certified Public Accountants and Business Consultants

ROCKPORT VENTURE SECURITIES, LLC

TABLE OF CONTENTS

TONNESON & COMPANY CPAs PC
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

We have audited the accompanying balance sheets of Rockport Venture Securities, LLC as of December 31, 2008 and 2007 and the related statements of operations, changes in member's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Rockport Venture Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson + Co
Tonneson + Co

February 18, 2009

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F: 781.245.8731
www.tonneson.com

ROCKPORT VENTURE SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 39,448	$ 1,181,088
Investments	27,504	-
Total current assets	66,952	1,181,088
PROPERTY AND EQUIPMENT, AT COST:		
Computer equipment	18,982	11,256
Furniture and fixtures	15,071	-
	34,053	11,256
Less accumulated depreciation	5,795	572
Property and equipment, net	28,258	10,684
TOTAL ASSETS	$ 95,210	$ 1,191,772

LIABILITIES AND MEMBER'S CAPITAL

	2008	2007
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 459	$ 1,600
TOTAL LIABILITIES	459	1,600
MEMBER'S CAPITAL	94,751	1,190,172
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 95,210	$ 1,191,772

See Notes to Financial Statements.

ROCKPORT VENTURE SECURITIES, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Fee income	$ 238,652	$ 2,325,632
EXPENSES:		
Selling, general and administrative expenses	1,146,171	1,658,195
INCOME (LOSS) FROM OPERATIONS	(907,519)	667,437
OTHER INCOME:		
Interest income	12,098	22,734
NET INCOME (LOSS)	$ (895,421)	$ 690,171

See Notes to Financial Statements.

ROCKPORT VENTURE SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

YEARS ENDED DECEMBER 31, 2008 AND 2007

BALANCE AT JANUARY 1, 2007	$	908,922
Net income		690,171
Distributions		(408,921)
BALANCE AT DECEMBER 31, 2007	$	1,190,172
Net loss		(895,421)
Distributions		(200,000)
BALANCE AT DECEMBER 31, 2008	$	94,751

See Notes to Financial Statements.

ROCKPORT VENTURE SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (895,421)	$ 690,171
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	5,223	572
Changes in certain assets and liabilities:		
Accounts receivable	-	156,400
Investments	(27,504)	-
Accrued expenses	(1,141)	(43,874)
Net cash provided by (used in) operating activities	(918,843)	803,269
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(22,797)	(11,256)
Net cash used in investing activities	(22,797)	(11,256)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member	(200,000)	(408,921)
Net cash used in financing activities	(200,000)	(408,921)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,141,640)	383,092
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,181,088	797,996
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 39,448	$ 1,181,088

See Notes to Financial Statements.

ROCKPORT VENTURE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on May 18, 2001 and commenced active operations on November 6, 2001. Its principal business activity is to provide private placement services for companies located throughout the United States and Europe. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLC.

Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of 90 days or less. Cash equivalents are carried at cost which approximates market.

Marketable Securities - The Company accounts for marketable securities under Statement of Financial Accounting Standard No. 115 "*Accounting for Certain Investments in Debt and Equity Securities*" (SFAS 115), which requires that investments in certain debt and equity securities be designated as trading, available-for-sale, or held-to-maturity. Trading securities are reported at fair value with changes in fair value included in earnings. Available-for-sale securities are reported at fair value, with net unrealized gains and losses reported as a separate component of stockholders' equity. Held-to-maturity debt securities are reported at unamortized cost.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using primarily the straight-line method calculated to amortize the cost of the assets over their estimated useful lives. Costs of maintenance and repairs are charges to expenses while costs of significant renewals and betterments are capitalized.

Revenue Recognition - Placement fees are recognized on a trade date basis.

Advertising Costs - The Company expenses the costs of advertising as incurred.

Income Taxes - The Company and its parent, Rockport Venture Partners, LLC, have elected to be taxed as a partnership and, accordingly, do not pay federal and state income taxes on its taxable income. Instead, the members of Rockport Venture Partners, LLC are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments and marketable securities with high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time. Credit is extended at regular terms without collateral after the company performs appropriate credit investigations.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2008, the Company had net capital of $38,989, which was in excess of its requirement of $5,000 by $33,989. At December 31, 2007, the Company had net capital of $1,179,488, which was in excess of its requirement of $5,000 by $1,174,488.

Note 3 - Warrants

In connection with certain private placement services rendered, the Company received warrants to purchase common stock in non-marketable securities of certain privately held companies. The Company has determined that its investment in warrants are derivatives accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and accordingly, has recorded the warrants at fair value as of December 31, 2008 and 2007. The Company has estimated the value of the warrants to be worthless as of December 31, 2008 and 2007.

Note 4 - Retirement Plan

The Company sponsors a Simplified Employee Pension (SEP) Plan. Employer contributions to the plan are at the Company's discretion. Contributions to the plan during the year ended December 31, 2007 amounted to $60,000. There were no contributions to the plan during the year ended December 31, 2008.

TONNESON & COMPANY CPAs PC
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

We have audited the financial statements of Rockport Venture Securities, LLC as of December 31, 2008 and for the year then ended and have issued our report thereon dated February 18, 2009. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson + Co
Tonneson + Co

Wakefield Massachusetts
February 18, 2009

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F: 781.245.8731
www.tonneson.com

ROCKPORT VENTURE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL

Member's equity at December 31, 2008	$	94,751
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		94,751
Deductions and/or charges:		
A. Non-allowable assets		55,762
Haircuts on securities:		
C. Trading and investment securities - exempted securities		-
Net capital	$	38,989

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	459
Total aggregate indebtedness	$	459

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital requirement (6-2/3% of aggregate indebtedness of $459)	$	31
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital	$	33,989
5.	Excess net capital at 1000%	$	38,943
6.	Ratio of aggregate indebtedness to net capital		.001 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report, As Amended as of December 31, 2008:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	38,987
Net audit adjustments		2
Net capital	$	38,989

See Independent Auditors' Report on Accompanying Information.

ROCKPORT VENTURE SECURITIES, LLC

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended December 31, 2008, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

TONNESON & COMPANY CPAs PC
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Member
Rockport Venture Securities, LLC
Beverly, Massachusetts

In planning and performing our audit of the financial statements of Rockport Venture Securities, LLC (the "Company") as of December 31, 2008 and for the year then ended, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

401 Edgewater Place • Suite 300
Wakefield, MA 01880-6208
T: 781.245.9999 • F: 781.245.8731
www.tonneson.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2008 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
February 18, 2009